Filed Pursuant to Rule 433

Registration No. 333-185656

January 13, 2014

North American Palladium Ltd.

Proposed Offering – Best Efforts Shelf Offering

Summary of Proposed Terms

January 13, 2014

The issuer has filed a final base shelf prospectus with the securities regulatory authorities in each of the Provinces of Canada and a registration statement (including a base shelf prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The issuer will also file a final prospectus supplement containing important information relating to the securities described in this document with the securities regulatory authorities in each of the Provinces of Canada and the SEC. Before you invest, you should read the base shelf prospectus, the registration statement and the final prospectus supplement and other documents the issuer has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the offering documents if you so request by calling toll-free 1.877.257.7366. A copy of the final base shelf prospectus, any amendments to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document to persons in Canada.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, the registration statement, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This indicative term sheet is non-binding.

INVESTEE:	North American Palladium Ltd. (“NAP” or the “Company”).

AMOUNT:	A total financing of not less than C$50 million and up to C$75 million, in two tranches of C$30 million and C$20 to C$45 million. Tranche 2 will be subject to shareholder approval if required by the TSX/NYSE MKT.

PURPOSE:	For general corporate purposes.

TRANCHE 1:	C$30 million in Series 1 Convertible Debentures. Pricing targeted for January 20, 2014 with closing T+3.

TRANCHE 2:	C$20 million to C$45 million in Series 2 Convertible Debentures plus, for no additional consideration, warrants representing the right to buy 33% of the number of common shares of the Company (“Common Shares”) that the Series 1 and Series 2 Convertible Debentures (collectively, the “Debentures”) subscribed for are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at an exercise price equal to 120% of the Series 2 conversion price. Pricing is targeted for March 21, 2014 with closing T+6.

SHELF SUPPLEMENTS:	A shelf supplement will be filed on or about January 20, 2014 for Tranche 1 and another shelf supplement will be filed on or about March 24, 2014 for Tranche 2. Sales of securities will not be confirmed and offers to purchase securities will not be accepted for Tranche 1 until a prospectus supplement is filed in respect of the applicable Tranche.

EXCLUSIVITY:	Following the later of the closing date of Tranche 1 and Tranche 2, no further issuances of Common Shares or securities convertible into Common Shares for 90 days, except for issuance pursuant to acquisitions, JVs, outstanding contractual obligations, license or leasing arrangements, outstanding convertible securities, stock options or other employee or Board compensation.

COMMISSION:	4%

CONVERTIBLE DEBENTURE AND WARRANT TERMS:
Both Tranches
	•	Interest at 7.5% per annum, calculated and payable semi-annually. In all cases, NAP will have the ability to pay interest in Common Shares at the then 5-day volume weighted average price of the Common Shares on the TSX (the “5-day VWAP”).
	•	The principal amount will be convertible at the holder’s option at any time into Common Shares at the 5-day VWAP on the day preceding the filing of the relevant shelf supplement provided that the principal amount will not be convertible at the holder’s option if and to the extent that the holder and its affiliates would collectively hold more than 9.99% of the then issued and outstanding Common Shares. Accrued and unpaid interest would be paid on conversion.
	•	Maturity in 5 years from date of issue of each Tranche. Mandatorily convertible at the Issuer’s option into Common Shares at maturity at the 5-day VWAP on the day preceding the filing of the shelf supplement for each Tranche.
	•	On any conversion, the interest make-whole payment will be due, being the amount of unaccrued and unpaid interest that would have been paid if held to maturity, reduced by 1% for each 1% that the 5-day VWAP at the time of conversion exceeds the applicable Tranche conversion price (prorated for increments less than 1%, and subject to NAP’s ability to pay in Common Shares at the 5-day VWAP at the time).
	•	Subordinated to all existing bank debt, Brookfield debt and other secured and senior unsecured debt, as amended or replaced from time to time.
	•	The Series 2 Convertible Debentures will be issued with a 3 year warrant allowing the holder to purchase its pro rata share of 33% of the number of Common Shares that the Debentures are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at 120% of the Series 2 Convertible Debenture conversion price. At any time commencing 18 months after their issuance, the warrants may be called on 30 days’ prior notice by NAP if the daily VWAP exceeds 150% of the warrant exercise price for 10 consecutive trading days. Warrants will not be exercisable if and to the extent that the result would be that the holder and its affiliates would collectively hold more than 9.99% of the then issued and outstanding Common Shares.
	•	Conversion price and warrant exercise price will be adjusted to reflect any share splits, share consolidations or combinations, special dividends or other distributions, exchanges or changes of shares or other similar transactions.
	•	Debentures will be redeemable for cash or mandatorily convertible into Common Shares by NAP at its option if the daily VWAP exceeds 150% of the applicable conversion price for 10 consecutive trading days, commencing 18 months after the date of issuance of the applicable Tranche.
	•	No financial covenants and minimal events of default (insolvency-related or cross-acceleration to bank debt and Brookfield secured debt only).
	•	The Debentures and warrants will not be listed.
	•	100% change of control repurchase offer at 102% of par.
	•	Debentures or warrants may be amended by 2/3 class or series vote with consent of NAP.
	•	Company will indemnify holders for any Canadian withholding taxes on interest payments, conversion of Debentures, the make-whole payment and forced conversion of the Debentures.

Tranche Terms
•	Tranche 1: Debenture conversion price would be the 5-day VWAP on the day preceding the filing of the Tranche 1 shelf supplement. No warrants will be issued with the Series 1 Convertible Debentures.
•	Tranche 2: Debenture conversion price would be the 5-day VWAP on the day preceding the filing of the Tranche 2 shelf supplement. Warrants will be priced at 120% of that conversion price.

CONDITIONS PRECEDENT:		The Offering would be expected to be subject to, among others, the following conditions:
	(i)	TSX and NYSE MKT approval;
	(ii)	NAPBoard approval;
	(iii)	Bank and Brookfield approval (if required), and entry into mutually satisfactory subordination agreements. No event of default that is continuing under either the Bank or Brookfield credit agreements;
	(iv)	No material adverse change prior to either closing. In the case of Tranche 2, any TSX/NYSE MKT required NAP shareholder approvals (to be sought by mailing a circular within 30 days of Tranche 1 closing). Such approvals will include shareholders approving the Company’s ability to satisfy the make-whole payment referred to above in Common Shares in the event that TSX/NYSE MKT approval is required therefor; and
	(v)	Standard termination clauses including an overall market out and disaster out clause.

SYNDICATION:	Edgecrest Capital Corporation, as lead agent and sole bookrunner for a syndicate to be formed.

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